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18006994

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8- 67002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder → 04/02/18

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalmore Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Green place
(No. and Street)

Woodmere	NY	11598
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Seidel (646) 873-7666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Oscar Seidel ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dalmore Group, LLC

of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RYAN C KATES
Notary Public - State of New York
NO. 01KA6272187
Qualified in Nassau County
My Commission Expires 11/13/20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dalmore Group, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

For the Year-Ended December 31, 2017

Contents

Independent Auditors Report 3

Financial Statements 4

Statement of Financial Condition 4

Statement of Operations 5

Statement of Cash Flows 6

Statement of Changes in Ownership Equity 7

Statement of Changes in Subordinated Liabilities 8

Notes to Financial Statements 8

Supplementary Schedules Pursuant to SEA Rule 17a-5 11

Computation of Net Capital 11

Computation of Net Capital Requirement 11

Computation of Aggregate Indebtedness 11

Computation of Reconciliation of Net Capital 11

Statement Related to Uniform Net Capital Rule 12

Statement Related to Exemptive Provision (Possession and Control) 12

Statement Related to SIPC Reconciliation 12

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 13

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 15

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Dalmore Group, LLC
525 Green place
Woodmere NY 11598

Opinion on The Financial Statements

We have audited the statement of financial condition of Dalmore Group, LLC (the "Company") as of December 31, 2017 and December 31, 2016, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for the two years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on the audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to fraud or error.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

We have served as Dalmore Group, LLC's auditor since December 31, 2016.

Katy, TX

March 23, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Dalmore Group, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

Assets		
Current Assets		
Cash and Equivalents	$	21,517
Prepaid Expenses		21,230
Total Assets	$	42,747
Liabilities and Member's Equity		
Current Liabilities		
Accounts Payable	$	-
Accrued Expenses		7,150
Total Current Liabilities		7,150
Member's Equity		35,597
Total liabilities and member's equity	$	42,747

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2017

Revenue		
Advisory Fees		442,820.83
Private Placement Fee		1,793,250.43
Referral Fees		194,412.50
Services		299,098.27
Total Revenue	**$**	**2,729,582.03**
Expenses		
Compensation		
Commission Expense		2,077,361.76
Management Comp		504,854.16
Total Compensation	**$**	**2,582,215.92**
Consulting		100,098.07
Email Archiving		1,180.54
General & Administrative		1,595.00
Professional Fees	**$**	**5,835.00**
Regulatory Expense		33,602.00
Total Expenses	**$**	**2,724,526.53**
Net Operating Income	**$**	**5,055.50**
Net Income	**$**	**5,055.50**

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2017

OPERATING ACTIVITIES		
Net Income		5,055.50
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Clearing Deposit		10.00
Prepaid Expenses		-1,736.75
Prepaid Expenses: CRD account		4,256.00
Prepaid Expenses: Renewal account		-14,230.00
Accounts Payable		-3,203.88
Accrued Audit Expense		-1,000.00
Accrued Expenses		4,649.89
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**11,254.74**
Net cash provided by operating activities	**$**	**6,199.24**
Net cash increase for period	**$**	**6,199.24**
Cash at beginning of period		27,716.80
Cash at end of period	**$**	**21,517.56**

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2017

Balance at December 31, 2016	30,594
Net Gain	5,003
Balance at December 31, 2017	35,597

The accompanying notes are an integral part of these financial statements.

Dalmore Group, LLC Notes to Financial Statements

As of and for the Year-Ended December 31, 2017

NOTE 1 – ORGANIZATION

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

Accounts receivable

The Company extends unsecured credit to its customers in the normal course of business. The determination of the number of uncollectible amounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2017, the Company has not recorded an allowance for any potential non-collection.

Revenue recognition

The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, sale, restricting, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, fees in the period earned, with separate revenue recognition once each transaction is finalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair values of financial instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their individual tax return. The federal and state income tax returns of the individual are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 3 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2017, and March 11, 2018 when the financial statements were issued.

Dalmore Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Stockholder's Equity		$35,597
Non-Allowable Assets		
Prepaid expenses	$ 21,230	
Total Non-Allowable Assets	$ 21,230	
Net Allowable Capital		$14,367

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 447
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	$9,367

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$7,150
Percentage of Aggregate Indebtedness to Net Capital	50%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of 12/31/2017	$14,367
,023 Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
Net Capital per Audit	$14,367
Reconciled Difference	

Dalmore Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate daily. At December 31, 2017, the Company had net capital of $14,367 which was $9,367 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.50%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special Account for the Exclusive Benefit of Customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is not exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting more than $500,000 in gross revenue.

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Oscar Seidel
Dalmore Group, LLC
525 Green place
Woodmere, NY 11598

Dear Oscar Seidel:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Dalmore Group, LLC identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Dalmore Group, LLC claims exemption from 17 C.F.R. §240.15c3-3. Dalmore Group, LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Dalmore Group, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dalmore Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

Katy, TX

March 23, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

DALMORE GROUP LLC.
525 Green Pl
Woodmere, NY 11598

03/11/2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Dalmore Group LLC,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from 01/01/2017 through 12/31/2017, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Oscar Seidel
CEO
Dalmore Group LLC

Date 3/12/18

Agreed Upon Procedures
Related to SIPC Reconciliation

Bryant A. Gaudette, CPA

Dalmore Group, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Dalmore Group, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by Dalmore Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Dalmore Group, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Dalmore Group, LLC's management is responsible for Dalmore Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting an amended SIPC 7 corrected filing and an overpayment of $1,830.88.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette

Katy, TX

March 23, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Dalmore Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2017

SIPC Schedule of Payments and Reconciliation

SIPC Net Operating Revenues		$ 2,726,747.00	$ 2,726,747.03
2.A.General Assessment	0.0015	$ 4,090.12	$ 4,090.12
2.B. SIPC 6 Payment (October 02, 2017)		$ 1,942.00	$ 1,942.00
2.C. Prior Year Overpayment		$ -	$ -
2.D. Assessment Balance		$ 2,148.12	$ 2,148.12
SIPC 7 Paid (February 08, 2018)			$ 3,979.00
Underpayment (Overpayment)			$ (1,830.88)